SECOND AMENDED AGREEMENT

THIS SECOND AMENDED AGREEMENT (hereinafter “Second Amended Agreement”) is made as of December 22, 2011 by and between Finley, Colmer and Company, 5565 Glenridge Connector Suite 200 Atlanta, Georgia 30342 (hereinafter “Consultant”) and CDC Corporation, 2002 Summit Boulevard, Suite 200, Atlanta, GA 30319 (hereinafter “Client”).

WHEREAS, Client’s Board of Directors authorized the filing of a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Northern District of Georgia (the “Bankruptcy Court”); and

WHEREAS, on October 4, 2011, Client filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Northern District of Georgia (the “Bankruptcy Court”) Case No. 11-79097 (the “Bankruptcy Case”); and

WHEREAS, Client’s Board of Directors has voted to appoint a Chief Restructuring Officer (“CRO”) to oversee the operation and management of the Bankruptcy Case to maximize its value for creditors and shareholders; and

WHEREAS, Consultant has certain skills and abilities that may be useful to Client from time to time; and

WHEREAS, Consultant is an independent contractor willing to provide services to Client for the period contemplated hereby; and

WHEREAS, Consultant has advised Client of its willingness, ability and desire to provide advisory services to Client on a regular but non-exclusive basis; and

WHEREAS, Client desires to retain the services of Consultant as set forth in an agreement dated as of October 24, 2011 (“Agreement”), Bankruptcy Court approval of which was sought through application, following notice and hearing; and

WHEREAS, at a hearing conducted in the Bankruptcy Court on November 1, 2011, the Court conditioned approval of Client’s employment of a CRO on certain amendments to the Agreement, which amended terms are set forth in the November 3, 2011 Amended Agreement and are included therein and which were approved on an interim basis by the Bankruptcy Court on November 9, 2011; and

WHEREAS the United States Trustee and Evolution CDC SPV Ltd., Evolution Master Fund, Ltd., Segregated Portfolio M and E1 Fund Ltd. (collectively “Evolution”) moved for the appointment of a Chapter 11 trustee on December 5, 2011; and

WHEREAS, at a hearing conducted by the Bankruptcy Court on December 19 — 20, 2011, statements were made on the record by the Bankruptcy Court and other parties that the Client’s employment of the CRO on certain amendments to the Amended Agreement, which amended terms are set forth and included herein, would moot the need for the appointment of a Chapter 11 trustee.

NOW, THEREFORE, in consideration of the foregoing recitals and the terms, conditions and covenants contained herein, it is hereby agreed as follows:

ARTICLE I
APPOINTMENT OF CONSULTANT

Client hereby engages Consultant, subject to approval by the Bankruptcy Court, as an independent contractor for the sole purpose of performing the services described in Article III of this Second Amended Agreement and Consultant accepts such appointment and agrees to perform the services.

ARTICLE II
TERM OF AGREEMENT

This Second Amended Agreement will commence as of the beginning of business on December   , 2011 or at such later time as is approved by the Bankruptcy Court (the “Commencement Date”) and will only end at such time as the Bankruptcy Court enters an order terminating the employment of the CRO or dismissing the Chapter 11 case (“Ending Date”).

ARTICLE III
SCOPE OF DUTIES

Consultant, through its designee Marcus A. Watson, will oversee and direct the administration of Debtor’s bankruptcy estate, including the insolvency, reorganization, and restructuring processes and, if appropriate, the Debtor’s efforts to sell various divisions and/or assets of the Debtor, pursuant to the Bankruptcy Code and orders of the Bankruptcy Court:

i.	Consultant will assist the Client to maximize recovery of its assets for the benefit of the estate;

ii.	Consultant, through its designee Marcus A. Watson, will represent the Client as an Officer of Client as required during the bankruptcy process;

iii.	Consultant, through its designee Marcus A. Watson, will be vested with the exclusive authority to close all financial accounts of Debtor and to designate the signatories and controls for the Debtor in Possession bank account;

iv.	Consultant is vested with complete authority and is empowered to make all decisions concerning the management of Debtor’s business, operations, and bankruptcy reorganization;

v.	Consultant’s designee as CRO shall assume such other duties as are usually and customarily performed by the Client’s Board of Directors, a chief executive officer, a chief operating officer, or chief financial officer, as the case may be, of a business of similar kind and size;

vi.	Consultant, through its designee Marcus A. Watson, shall be duly elected to the office of Chief Restructuring Officer in accordance with the by-laws of Client, and the by-laws or other proper resolutions of Client, and Client shall authorize Consultant to perform the duties set forth in this Second Amended Agreement.

ARTICLE IV
COVERAGE UNDER DIRECTORS AND OFFICERS INSURANCE POLICY

The Consultant and the CRO shall be as thoroughly covered as the most well covered officer and director by such directors’ and officers’ insurance policy, or other general liability policy or policies, as Client shall have in effect from time to time. It is a specific requirement of this engagement that such directors’ and officers liability insurance be in place at all times during the course of this engagement.

Notwithstanding the foregoing, Consultant shall have:

i.	No duty, responsibility, or authority with respect to regulatory compliance, including without limitation: (a) the management, handling, transport, disposal or remediation of hazardous waste or hazardous substances; (b) applicable federal, state, or local statutes, ordinances, regulations orders and requirements of common law in any way affecting or pertaining to health, safety or the environment; and (c) filings with federal and state securities authorities, and filings and payments to federal, state, and local taxing authorities, and;

ii.	In acting on behalf of Client, no duty to nor any authority to enter into any agreement with Consultant (other than as necessary to carry out the terms of this Second Amended Agreement) nor to extend, renew, modify, amend or terminate this Second Amended Agreement.

ARTICLE V
CONSULTANT’S COMPENSATION

For all services rendered by the Consultant under this Second Amended Agreement, Client shall pay Consultant as follows:

i.	A fee of Eleven Thousand ($11,000.00) dollars per week throughout the term of this Second Amended Agreement;

ii.	Client agrees to reimburse Consultant for travel related expenses at cost. All travel expenses incurred must be paid in advance; Client shall make credit card payment in advance to all airline carriers, car rental firms and hotels. Travel expenses shall be based on business class tickets, full-size vehicles, and accommodations provided by, or equivalent to those provided by Residence Inn’s or the like, including a multi-room hotel. Consultant agrees to use his best efforts to keep such expenses at the lowest practical level; and

iii.	Consultant shall maintain and submit detailed invoices with time entries setting forth its activities in accordance with the Bankruptcy Court procedures.

ARTICLE VI
CONSULTANT’S DESIGNEE

Marcus A. Watson (“Watson”) will be the individual designated by Consultant to act as the Chief Restructuring Officer, in performing this Second Amended Agreement. Until such time as Client receives written notification to the contrary from Consultant, Watson has full authority to carry out this Second Amended Agreement on behalf of Consultant. Other representatives of Consultant shall be considered representatives of the Chief Restructuring Officer and shall have the authority to act as directed by the CRO. Consultant and Watson shall perform all services as independent contractors and not as employees of Client, and neither Consultant nor Watson shall receive any remuneration from Client, including participation in disability, retirement, pension, profit sharing or other benefit or deferred compensation plans of Client, other than as set forth herein.

ARTICLE VII
INDEMNIFICATION AND HOLD HARMLESS

Client agrees to indemnify and hold harmless Consultant and all of its officers, directors and employees (“Indemnities”) against any and all costs, losses, liabilities, expenses (including reasonable attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with third party claims against any Indemnitee which result (i) from any act or omission constituting negligence, willful misconduct or breach of fiduciary duty by an officer, director or employee of Client in connection with this Second Amended Agreement, or (ii) in connection with the Services rendered by the Consultant hereunder.

ARTICLE VIII
REPRESENTATIONS, WARRANTIES AND COVENANTS

Each of the parties hereto warrants and represents that, subject to approval by the Bankruptcy Court, it has the authority, corporate and otherwise, to enter into this Second Amended Agreement and perform in accordance with the terms hereof. Client acknowledges and agrees that Consultant shall be providing services hereunder based upon information provided to Consultant by Client. Client warrants and represents said information is true and correct. Client agrees to indemnify Consultant for any breach of the foregoing warranty or representation. Consultant agrees that all information, whether or not in writing, of a private, secret or confidential nature concerning Client is and shall remain the exclusive property of Client, and no such information shall be divulged by Consultant to third parties, other than in the course of the performance of services to be rendered hereunder, unless such information becomes public knowledge or is required by order of a court.

ARTICLE IX
MISCELLANEOUS PROVISIONS

Notices. All notices under this Second Amended Agreement shall be in writing and shall be deemed duly given when delivered, if personally delivered, or three (3) days after the date mailed if sent by registered or certified mail, return receipt requested and postage prepaid, and addressed to the parties at the following addresses:

If to Client: If to Consultant:	At the address above provided At the address above provided

unless a party receives written notice of any change.

Assignment; Binding Effect. Neither the Client nor the Consultant may assign or transfer this Second Amended Agreement or any rights or benefits under this Second Amended Agreement to any person or entity without the prior written approval of the other party.

Remedies Not Exclusive. The rights and remedies provided in this Second Amended Agreement are cumulative and not exclusive and are in addition to any other rights and remedies the parties may have at law or otherwise.

Waiver. Neither party’s waiver of the other’s breach of any term, covenant or condition contained in this Second Amended Agreement shall be deemed to be a waiver of any subsequent breach of the same or any other term, covenant or condition in this second Amended Agreement.

Force Majeure. Client and Consultant shall be excused for the period of any delay in the performance of any obligations under this Second Amended Agreement when prevented from performing such obligations by cause or causes beyond their reasonable control, including, without limitation, civil commotion, war, invasion, rebellion, hostilities, military or usurped power, sabotage, pestilence, riots, fire or other casualty or acts of God.

Headings. The headings appearing in this Second Amended Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or intent of any article or section of this Second Amended Agreement.

Survival. The covenants contained in or liabilities accrued under this Second Amended Agreement which, by their terms, require their performance after the expiration or termination of this Second Amended Agreement shall be enforceable notwithstanding the expiration or other termination of this Second Amended Agreement.

Governing Law. This Second Amended Agreement shall be interpreted and construed in accordance with the provisions of the Bankruptcy Code and, where not inconsistent, the laws of the State of Georgia. Any dispute, action or proceeding arising out of or relating to this Second Amended Agreement shall be within the jurisdiction of the Bankruptcy Court. In the event the Bankruptcy Court declines jurisdiction, the parties agree that jurisdiction is proper in the state or federal courts of the State of Georgia.

Severability. If any provision of this Second Amended Agreement shall be determined to be invalid or unenforceable, the remaining provisions of this Second Amended Agreement shall not be affected thereby, and every provision of this Second Amended Agreement shall remain in full force and effect and enforceable to the fullest extent permitted by law.

Time of the Essence. Time is of the essence in the performance of the duties under this Second Amended Agreement.

Counterparts. This Second Amended Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Entire Amended Agreement; Modification. This Second Amended Agreement, and the materials incorporated herein by reference, constitutes the entire agreement between the parties. There are no promises or other agreements, oral or written, express or implied, between the parties other than as set forth in this Second Amended Agreement. No change or modification of, or waiver under, this second Amended Agreement shall be valid unless it is in writing and signed by duly authorized representatives of Client and Consultant.

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IN WITNESS WHEREOF, the parties hereto have executed this Second Amended Agreement on the day and year first above written.

CDC CORPORATION

By: /s/ Joe Stutz

Its: General Counsel

FINLEY, COLMER & COMPANY

By: Marcus A. Watson

Its: Vice President